Exhibit 99.2

Sandy Spring Bancorp Acquisition of WashingtonFirst Bankshares to Create Region’s Largest, Locally-Headquartered Community Bank

OLNEY, Md., May 16, 2017 – Sandy Spring Bancorp, Inc. (Nasdaq: SASR, “Sandy Spring”), the parent company of Sandy Spring Bank, and WashingtonFirst Bankshares, Inc. (Nasdaq: WFBI, ”WashingtonFirst”), the parent company of WashingtonFirst Bank, jointly announced today they have entered into a definitive agreement for Sandy Spring to acquire the Virginia-based WashingtonFirst to create one of the premier banks in the Greater Washington, D.C. region.

With combined assets of approximately $7.5 billion, the acquisition creates the largest, locally- headquartered community bank and brings together two well-known financial services brands that focus on providing remarkable client experiences, building lasting relationships and helping people and businesses reach their financial goals. While Sandy Spring Bank has served clients from Maryland, Virginia and Washington, D.C. since its inception nearly 150 years ago, the acquisition will significantly expand access for clients to the bank’s expertise and services, particularly in Northern Virginia. Upon closing, Sandy Spring Bank will merge WashingtonFirst Bank into Sandy Spring Bank. WashingtonFirst’s Chairman, Joseph Searcy Bracewell; President and CEO, Shaza L. Andersen; and two other directors will join Sandy Spring’s board.

“Following our record earnings announcement, this expansion and the combination of two strong local banks will create a premier bank that will better serve clients across the Greater Washington D.C. region and preserve the tradition of true community banking,” said Sandy Spring President and CEO, Daniel J. Schrider, who will continue to serve in this role. “Our mix of products and services are complementary, our cultures are aligned, and we share a commitment to providing the best possible service to our clients over a lifetime. Together, we look forward to serving more than 60,000 individuals and families, and nearly 30,000 local businesses, helping to create jobs and fuel the regional economy. ”

In addition to serving clients through online and mobile banking, Sandy Spring operates 44 community banking offices and six financial centers in Maryland, Northern Virginia and Washington, D.C. It has more than $5.2 billion in assets (as of 3/31/17). WashingtonFirst, headquartered in Reston, Va., has 19 community banking offices and more than $2.1 billion in assets (as of 3/31/17).

“We are excited to become a part of Sandy Spring,” said Andersen, WashingtonFirst President and CEO. “Sandy Spring Bank offers a comprehensive set of products and services well beyond what most community banks offer – from mortgages and commercial loans to insurance, trust and wealth management services. We share an impressive history of investing in our local communities, as well as a deep dedication to providing superior client service to individuals and businesses right here in the region.”

Under the terms of the agreement, WashingtonFirst shareholders are expected to receive 0.8713 shares of Sandy Spring common stock for each share owned of WashingtonFirst common stock, subject to adjustment if Sandy Spring’s average stock price during a specified measurement period prior to closing is more than $50.15 or less than $37.07 per share. The transaction, which is expected to close in the fourth quarter, has a value of $489 million in the aggregate, based on Sandy Spring’s closing price of $41.89 on May 12, 2017. Upon closing, Sandy Spring shareholders will own approximately 67.8% of the combined company and WashingtonFirst’s shareholders will own approximately 32.2% of the combined company.

The transaction has been unanimously approved by the Board of Directors of each company and is subject to shareholder and regulatory approval and other customary closing conditions.

Clients of Sandy Spring Bank and WashingtonFirst Bank will not notice any immediate changes, and both banks will continue to conduct business as usual. At a later date, WashingtonFirst Bank’s branding will change to Sandy Spring Bank, with the full conversion of systems expected to occur in early 2018.

The Kafafian Group, Inc. served as financial advisor to Sandy Spring and Sandler O’Neill & Partners, L.P. provided a fairness opinion. Keefe, Bruyette & Woods, A Stifel Company, served as financial advisor to WashingtonFirst. Kilpatrick Townsend & Stockton LLP provided legal counsel to Sandy Spring and Troutman Sanders LLP provided legal counsel to WashingtonFirst.

Conference Call

The company will hold a conference call on May 16, 2017 at 11:00 a.m. (ET) to discuss the transaction and answer questions. The conference call will be webcast live through the Sandy Spring Bank website.  Those who wish to participate in order to ask questions may do so by calling 1-866-235-9910; a password is not necessary.  Those who wish to listen to the call should go to the Investor Relations page of www.sandyspringbank.com and log on 10 minutes ahead of the scheduled start of the call. An internet-based replay will be available on the Investor Relations page of the website until May 30, 2017. A telephone voice replay will also be available during that same time period at 1-877-344-7529. Please use conference number 10107593 to access. An investor presentation is available on Sandy Spring’s website at www.sandyspringbank.com under investor relations.

About Sandy Spring Bancorp, Inc./Sandy Spring Bank

Sandy Spring Bancorp, Inc., headquartered in Olney, Maryland, is the holding company for Sandy Spring Bank. Independent and community-oriented, Sandy Spring Bank offers a broad range of commercial banking, retail banking, mortgage and trust services throughout central Maryland, Northern Virginia, and the greater Washington, D.C. market. Through its subsidiaries, Sandy Spring Insurance Corporation and West Financial Services, Inc., Sandy Spring Bank also offers a comprehensive menu of insurance and wealth management services. With $5.2 billion in assets, the bank operates 44 community offices and six financial centers across the region. Visit www.sandyspringbank.com for more information.

About WashingtonFirst Bankshares, Inc.

WashingtonFirst Bankshares, Inc., headquartered in Reston, Virginia, is the holding company for WashingtonFirst Bank, which operates 19 full-service banking offices throughout the Washington, D.C. metropolitan area. In addition, the Company provides wealth management services through its subsidiary, 1st Portfolio Wealth Advisors, and mortgage banking services through the Bank's subsidiary, WashingtonFirst Mortgage Corporation. The Company's common stock is traded on the NASDAQ Stock Market under the quotation symbol "WFBI" and is included in the ABA NASDAQ Community Bank Index and the Russell 2000® index. For more information about the Company, please visit: www.wfbi.com.

Forward-looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of Sandy Spring and WashingtonFirst. Forward-looking statements, which may be based upon beliefs, expectations and assumptions of Sandy Spring’s and WashingtonFirst’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “may,” “will,” “would,” “could,” “should” or other similar words and expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and neither Sandy Spring nor WashingtonFirst undertakes any obligation to update any statement in light of new information or future events. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

In addition to factors previously disclosed in Sandy Spring’s and WashingtonFirst’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), the following factors among others, could cause actual results to differ materially from those in its forward-looking statements: (i) the possibility that any of the anticipated benefits of the proposed transaction between Sandy Spring and WashingtonFirst will not be realized or will not be realized within the expected time period; (ii) the risk that integration of operations of WashingtonFirst with those of Sandy Spring will be materially delayed or will be more costly or difficult than expected; (iii) the inability to complete the proposed transaction due to the failure of required stockholder approvals; (iv) the failure to satisfy other conditions to completion of the proposed transaction, including receipt of required regulatory and other approvals; (v) the failure of the proposed transaction to close for any other reason; (vi) the effect of the announcement of the transaction on customer relationships and operating results; (vii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (viii) general economic conditions and trends, either nationally or locally; (ix) conditions in the securities markets; (x) changes in interest rates; (xi) changes in deposit flows, and in the demand for deposit, loan, and investment products and other financial services; (xii) changes in real estate values; (xiii) changes in the quality or composition of Sandy Spring’s or WashingtonFirst’s loan or investment portfolios; (xiv) changes in competitive pressures among financial institutions or from non-financial institutions; (xv) the ability to retain key members of management; and (xvi) changes in legislation, regulations, and policies.

Additional Information About the Acquisition and Where to Find It

In connection with the proposed merger transaction, Sandy Spring will file with the Securities and Exchange Commission a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Sandy Spring and WashingtonFirst, and a Prospectus of Sandy Spring, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Sandy Spring, WashingtonFirst and the proposed merger.

A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about Sandy Spring and WashingtonFirst, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Sandy Spring at www.sandyspringbank.com under the tab “Investor Relations,” and then under the heading “SEC Filings” or from WashingtonFirst by accessing WashingtonFirst’s website at www.wfbi.com under the tab “Investor Relations,” and then selecting “SEC Filings” under the heading “Documents and Filings.” Alternatively, these documents, when available, can be obtained free of charge from Sandy Spring upon written request to Sandy Spring Bancorp, Inc., Corporate Secretary, 17801 Georgia Avenue, Olney, Maryland 20832 or by calling (800) 399-5919, or from WashingtonFirst, upon written request to WashingtonFirst Bankshares, Inc., Corporate Secretary, 11921 Freedom Drive, Suite 250, Reston, VA 20190 or by calling (703) 840-2410.

Participants in the Solicitation

Sandy Spring and WashingtonFirst and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Sandy Spring and WashingtonFirst in connection with the proposed merger. Information about the directors and executive officers of Sandy Spring is set forth in the proxy statement for Sandy Spring’s 2017 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 22, 2017. Information about the directors and executive officers of WashingtonFirst is set forth in the proxy statement for WashingtonFirst’s 2017 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2017. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

For additional information or questions, please contact:

Daniel J. Schrider, President & Chief Executive Officer, or

Philip J. Mantua, E.V.P. & Chief Financial Officer

Sandy Spring Bancorp

17801 Georgia Avenue

Olney, Maryland 20832

1-800-399-5919

Email:	DSchrider@sandyspringbank.com
PMantua@sandyspringbank.com
Website:	www.sandyspringbank.com

Media Contact:

Jen Schell

Vice President, Marketing

Sandy Spring Bank

301.570.8331

jschell@sandyspringbank.com